

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

VIA E-MAIL
Marc Sheinbaum
President and Chief Executive Officer
Chase Auto Receivables LLC
c/o JPMorgan Chase Bank, National Association
900 Stewart Avenue
Garden City, NY 11530

> **Re:** **Chase Auto Receivables LLC**
> **Registration Statement on Form S-3**
> **Filed December 4, 2012**
> **File No. 333-185259**

Dear Mr. Sheinbaum:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Static Pool Data, page S-35

Review of Pool Assets, page S-38

1.   We note your disclosure that JPMorgan Chase Bank, National Association, on your behalf, has performed a review of the receivables of the issuing entity and the information required to be included in the prospectus supplement and the accompanying prospectus relating to the receivables in order to provide reasonable assurance that such information is accurate in all material respects. We further note your disclosure in the second paragraph on page S-38 that JPMorgan Chase used its reasonable best judgment to determine the scope and type of review and that the review required the application of a significant level of human diligence and judgment that is inherently uncertain and may

be subject to error. Securities Act Rule 193 requires that the review be designed and effected to provide reasonable assurance that such information is accurate in all material respects. Your statements appear to disclaim JPMorgan Chase's responsibility for satisfying the minimum requirements under Rule 193. Please revise.

2.   Additionally, we note your disclosure that JPMorgan Chase "performed a review of the Receivables in the [statistical] pool…." It is unclear from your discussion how a review of the receivables in the statistical pool would vary from a review of the receivables in the actual pool, including, for example, to what extent the characteristics of the statistical pool are expected to vary from the actual pool and whether you intend to reconcile the information reviewed pursuant to Rule 193 with respect to the actual pool against the statistical pool information in order to obtain reasonable assurance that any variation would not be material. See, e.g., Item 1111(a)(7) of Regulation AB (requiring disclosure about the nature of the review) and Instruction to Item 1111(a)(7) (stating that if the review is of a sample of assets in the pool, you must disclose the size of the sample and the criteria used to select the assets sampled). Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Arthur Sandel, Special Counsel in the Office of Structured Finance, at (202) 551-3262, or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Stuart M. Litwin, Esq.
Mayer Brown LLP